Filed Pursuant to General Instruction II. L of Form F-10;

File No: 333-155590

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the short form base shelf prospectus dated December 1, 2008  to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into the short form base shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commissions or similar regulatory authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary at 2288 - 1177 West Hastings Street, Vancouver, B.C. V6E 2K3, Telephone: (604) 687-6263 and are also available electronically at the Company’s profile at www.sedar.com. See “Documents Incorporated by Reference”.

PROSPECTUS SUPPLEMENT
To Short Form Base Shelf Prospectus Dated December 1, 2008

New Issue	December 4, 2008

MINEFINDERS CORPORATION LTD.

5,290,000 Common Shares

This prospectus supplement relates to: (i) up to 4,600,000 common shares (“Common Shares”) of Minefinders Corporation Ltd. (“we” or the “Company”) issuable from time to time on exercise of 4,600,000 share purchase warrants (the “Warrants”) expected to be issued by the Company on or about, December 11, 2008; (ii) up to 690,000 Common Shares issuable from time to time on exercise of 690,000 Warrants issued pursuant to the over-allotment option granted to the Underwriters (as defined below); and (iii) such indeterminate number of additional Common Shares that may be issuable by reason of the anti-dilution provisions contained in the indenture governing the Warrants.

On December 4, 2008, the Company filed a prospectus supplement to its short form base shelf prospectus with the securities commission or similar regulatory authority in each of the provinces and territories of Canada (other than the province of Quebec) and a prospectus supplement to its registration statement on Form F-10 with the United States Securities and Exchange Commission (the “SEC”) relating to the offering (the “Unit Offering”) by the Company to the public in Canada and the United States of units (“Units”), each Unit consisting of one Common Share and one-half of a Warrant. The Unit Offering is expected to be completed on or about December 11, 2008. The exercise price of the Warrants was determined by negotiation between the Company and a syndicate of underwriters (the “Underwriters”).

The Common Shares of the Company are listed on the Toronto Stock Exchange (“TSX”) under the symbol “MFL” and on NYSE Alternext US LLC (“NYSE Alternext”), formerly the American Stock Exchange, under the symbol “MFN”. The TSX has conditionally approved the listing of the Common Shares issuable upon exercise of the Warrants. The Company has submitted a listing application with the NYSE Alternext applying for the listing of the Common Shares issuable upon exercise of the Warrants.  Listing is subject to the Company fulfilling all of the requirements of NYSE Alternext and the TSX on or before December 11, 2008.  On December 3, 2008, the closing sale price of the Common Shares on NYSE Alternext and the TSX was U.S.$3.25 and C$3.96 per share, respectively.

Investing in the Common Shares involves risks that are described in the “Risk Factors” section beginning on page 3 of the accompanying short form base shelf prospectus.

This prospectus supplement registers the offering of the securities to which it relates under the United States Securities Act of 1933, as amended, in accordance with the multi-jurisdictional disclosure system adopted by the SEC and the securities commission or similar regulatory authority in each of the provinces and territories of Canada. This prospectus supplement does not qualify in any of the provinces or territories of Canada the distribution of the securities to which it relates.

No underwriter has been involved in the preparation of, or has performed any review of, this prospectus supplement or the accompanying short form base shelf prospectus.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING SHORT FORM BASE SHELF PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement and the accompanying short form base shelf prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We have prepared our financial statements included or incorporated herein by reference in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. Thus, they may not be comparable to the financial statements of United States companies. Information regarding the impact upon our financial statements of significant differences between Canadian and United States generally accepted accounting principles is contained in Note 14 to our audited financial statements for the year ended December 31, 2007 and in Note 11 to our unaudited financial statements for the three and nine month period ended September 30, 2008, as filed in our Current Report on Form 6-K dated November 17, 2008, both of which are incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus.

You should be aware that the purchase of Units may have tax consequences both in the United States and in Canada. This prospectus supplement and the accompanying short form base shelf prospectus may not describe these tax consequences fully. You should read the tax discussion in this prospectus supplement. See “Canadian Federal Income Tax Considerations” and “United States Federal Income Tax Considerations” in this prospectus supplement.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, the majority of our officers and directors and some of the experts named in this prospectus supplement and the accompanying short form base shelf prospectus are residents of Canada, and a substantial portion of our assets and the assets of such persons are located outside the United States.

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts.  The first part is this prospectus supplement, which describes the specific terms of the Common Shares being issued upon exercise of the Warrants and also adds to and updates information contained in the accompanying short form base shelf prospectus.  The second part, the accompanying short form base shelf prospectus, gives more general information, some of which may not apply to the Common Shares being offered under this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus.  If the description of the Common Shares varies between this prospectus supplement and the accompanying short form base shelf prospectus, you should rely on the information in this prospectus supplement.  We have not authorized anyone to provide you with different or additional information.  We are not making an offer of the Common Shares in any jurisdiction where the offer is not permitted by law.  If anyone provides you with any different or inconsistent information, you should not rely on it.  You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying short form base shelf prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

DEFINITIONS AND OTHER MATTERS

In this prospectus supplement, all capitalized terms used and not otherwise defined herein have the meanings provided in the accompanying short form base shelf prospectus. All currency amounts in this prospectus supplement are stated in Canadian dollars, unless otherwise indicated.

This prospectus supplement is part of a registration statement on Form F-10 relating to the Common Shares that we filed with the SEC.  This prospectus supplement does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC.  You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Common Shares.

We prepare our financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ from United States generally accepted accounting principles (“U.S. GAAP”).  Therefore, our financial statements incorporated by reference in this prospectus supplement and in the accompanying short form base shelf prospectus and in the documents incorporated by reference in this prospectus supplement and in the accompanying short form base shelf prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP.  You should refer to Note 14 of our financial statements for the year ended December 31, 2007 for a discussion of the principal differences between our financial results determined under Canadian GAAP and under U.S. GAAP.  For our financial statements as at and for the three and nine months ended September 30, 2008, you should refer to our reconciliation of our financial statements as at and for the three and nine months ended September 30, 2008 to U.S. GAAP contained in Note 11 to those financial statements, furnished to the SEC on the Company’s Current Report on Form 6-K dated November 17, 2008 and incorporated into this prospectus supplement by reference.  See “Documents Incorporated by Reference”.

This prospectus supplement is deemed to be incorporated by reference into the accompanying short form base shelf prospectus solely for the purposes of the offering of the Common Shares to be issued pursuant to the exercise of the Warrants.  Other documents are also incorporated or deemed to be incorporated by reference into this prospectus supplement and into the accompanying short form base shelf prospectus.  See “Documents Incorporated by Reference” in this prospectus supplement.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the documents incorporated by reference herein contain certain “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and United States securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or variations thereon or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by the Company, including those related to future financial and operating performance and those related to the Company’s future exploration and development activities, are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to in the section entitled “Risk Factors” in the short form base shelf prospectus which accompanies this prospectus supplement, under the heading “Risk Factors” of the Company’s Annual Information Form for the year ended December 31, 2007 (the “AIF”) and under the heading “Risks and Uncertainties” of Minefinders’ Management’s Discussion and Analysis for the year ended December 31, 2007, both of which are incorporated by reference herein, and are available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Recent unprecedented events in global financial and credit markets have resulted in high market and commodity volatility and contraction in credit markets. These on-going events could impact forward-looking statements contained in this prospectus supplement and in the documents incorporated herein by reference in an unpredictable and possibly detrimental manner. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements made in a document incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus are made as at the date of the original document, and have not been updated by the Company except as expressly provided for in this prospectus supplement. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

PLAN OF DISTRIBUTION

This prospectus supplement relates to: (i) up to 4,600,000 Common Shares issuable from time to time on exercise of 4,600,000 Warrants expected to be issued by the Company on or about December 11, 2008; (ii) up to 690,000 Common Shares issuable from time to time on exercise of 690,000 Warrants issued pursuant to the over-allotment option granted to the Underwriters; and (iii) such indeterminate number of additional Common Shares that may be issuable by reason of the anti-dilution provisions contained in the indenture governing the Warrants. Each whole Warrant will entitle the purchaser to purchase one Common Share for a price of C$5.00 at any time on or prior to 5:00 p.m. (Vancouver time) on December 31, 2011 (the “Expiry Time”).

On December , 2008, the Company filed the accompanying short form base shelf prospectus with the Canadian securities regulatory authorities and a registration statement on Form F-10/A (File No. 333-155590) (the “Shelf Registration Statement”) with the SEC relating to the offering by the Company from time to time during the 25 months that the accompanying short form base shelf prospectus, including amendments thereto, remains valid, and for so long as the Shelf Registration Statement remains effective, of up to US$200,000,000 of Common Shares, Warrants, share purchase contracts, or subscription receipts. The Shelf Registration Statement went effective pursuant to Rule 467(a) of the U.S. Securities Act on December 1, 2008.

On December 4, 2008, the Company filed a prospectus supplement with the securities commission or similar regulatory authority in each of the provinces and territories of Canada (other than the province of Quebec) and the SEC relating to the offering by the Company to the public in Canada and the United States of Units, each Unit consisting of one Common Share and one-half of a Warrant. In connection with the Unit Offering, the Company entered into an agreement dated December 4, 2008 with the Underwriters, pursuant to which the Company has agreed to sell and the Underwriters have agreed to purchase from the Company 9,200,000 Units (not including an additional potential 1,380,000 Units pursuant to the exercise of the over-allotment option granted to the Underwriters in connection with the Unit Offering), at a price of C$4.35 per Unit. The Unit Offering is expected to be completed on or about December 11, 2008. The exercise price of the Warrants was determined by negotiation between the Company and the Underwriters.  It is a condition of closing of the Unit Offering that the Company has filed with the SEC this prospectus supplement registering the offering of the Common Shares issuable from time to time on the exercise of the Warrants. After the Underwriters have made a reasonable effort to sell all of the Units at the public offering price set out above, the offering price may be decreased and further changed from time to time to an amount not greater than the offering price specified above.

This prospectus supplement registers the offering of the securities to which it relates under the United States Securities Act of 1933, as amended, in accordance with the multi-jurisdictional disclosure system adopted by the SEC and the securities commission or similar regulatory authority in each of the provinces and territories of Canada. This prospectus supplement does not qualify in any of the provinces or territories of Canada the distribution of the securities to which it relates.

The Common Shares to which this prospectus supplement relates will be sold directly by the Company to holders of Warrants on the exercise of such Warrants. No underwriters, dealers or agents will be involved in these sales.

USE OF PROCEEDS

From time to time, when Warrants are exercised, the Company will receive proceeds equal to the aggregate exercise price of such Warrants. Assuming that all of the Warrants are exercised prior to the Expiry Time and that no adjustment based on the anti-dilution provisions contained in the Warrant indenture has taken place, the net proceeds to the Company will be approximately C$23,000,000. If the over-allotment option is exercised in full the total net proceeds to the Company from the exercise of the Warrants will be approximately C$26,450,000. The net proceeds from the exercise of Warrants will be used to fund the development of underground operations. In addition, certain of the proceeds may be used for general corporate purposes, including possible acquisitions. The Company may also use the net proceeds for the repayment of indebtedness.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP, counsel to the Company, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax consequences generally applicable to a holder who acquires Common Shares on the exercise by such holder of Warrants acquired pursuant to the Unit Offering and who: (i) is the beneficial owner of such Common Shares, and (ii) at all relevant times deals at arm’s length and is not affiliated with the Company for the purposes of the Income Tax Act (Canada) (the “Tax Act”) (a “Holder”).

This summary is based upon: (i) the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof; (ii) all specific proposals (the “Proposed Amendments”) to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof; (iii) the current provisions of the Canada-United States Tax Convention (1980) (the “Convention”); (iv) the protocol to the Convention signed on September 21, 2007 (the “Protocol” and together with the Proposed Amendments, the “Proposals”), and (v) counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”).  No assurance can be given that the Proposals will be enacted, ratified or otherwise implemented in their current form, if at all.  If the Proposals are not enacted, ratified or otherwise implemented as presently proposed, the tax consequences may not be as described below in all cases.  This summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any jurisdiction outside of Canada.  Subject to certain exceptions that are not discussed in this summary, for the purposes of the Tax Act, all amounts must be determined in Canadian dollars based on the daily noon rate as quoted by the Bank of Canada for the applicable day (or, if there is no such rate quoted for the applicable day, the closest preceding day for which such a rate is quoted) or such other rate of exchange that is acceptable to the CRA.  Holders who determine or wish to determine amounts for the purposes of the Tax Act in a currency other than the Canadian dollar should consult their own tax advisors in this regard.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder.  Accordingly, Holders should consult their own tax advisors with respect to their particular circumstances.

Holders Resident in Canada

The following section of this summary applies to Holders who at all relevant times: (i) are or are deemed to be resident in Canada for purposes of the Tax Act; (ii) hold their Common Shares as capital property, and (iii) do not use or hold and are not deemed to use or hold such Common Shares in connection with a business carried on in Canada (each a “Canadian Holder”).  Common Shares will generally be considered to be capital property to a Canadian Holder unless they are held in the course of carrying on a business of trading or dealing in securities or were acquired in one or more transactions considered to be an adventure in the nature of trade.  Canadian Holders whose Common Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have the Common Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Canadian Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

This summary is not applicable to a Canadian Holder: (i) that is a “financial institution” within the meaning of section 142.2 of the Tax Act; (ii) that is a “specified financial institution” as defined in subsection 248(1) of the Tax Act; (iii) to whom proposed subsection 261(5) of the Tax Act applies, or (iv) an interest in which is, or for whom a Common Share would be, a “tax shelter investment” for the purposes of the Tax Act.  Such Canadian Holders should consult their own tax advisors.

Dividends

A Canadian Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on such Common Shares.  In the case of a Canadian Holder that is an individual (other than certain trusts), such taxable dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations.  Taxable dividends received from a taxable Canadian corporation which are designated by such corporation as “eligible dividends” will be subject to an enhanced gross-up and dividend tax credit regime in accordance with the rules in the Tax Act.  In the case of a Canadian Holder that is a corporation, the amount of any such taxable dividend that is included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year.

The Tax Act also imposes a 33 1/3% refundable tax on dividends received by a corporation that is a “private corporation” or “subject corporation” for purposes of Part IV of the Tax Act to the extent that such dividends are deductible in computing the corporation’s taxable income.  This tax will generally be refunded to the corporation at a rate of $1.00 for every $3.00 of taxable dividends paid while it is a private corporation.

Taxable dividends received by a Canadian Holder who is an individual (other than certain trusts) may result in such Canadian Holder being liable for alternative minimum tax under the Tax Act.  Canadian Holders that are individuals should consult their own tax advisors in this regard.

Taxable Capital Gains and Losses

A Canadian Holder who disposes of or is deemed to have disposed of a Common Share will generally realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater

(or are less) than the adjusted cost base to the Canadian Holder of the Common Share.  Generally, the adjusted cost base to a Canadian Holder of each Common Share acquired on the exercise of a Warrant will be averaged with the adjusted cost base to such Canadian Holder of all of the other Common Shares owned by such Canadian Holder immediately before that time.  One-half of any capital gain (a “taxable capital gain”) realized by a Canadian Holder on a disposition of a Common Share will be included in income for the taxation year of disposition.  One-half of any capital loss (an “allowable capital loss”) realized by a Canadian Holder on a disposition of a Common Share may generally be deducted against taxable capital gains for the year of disposition, any of the three preceding taxation years or any subsequent taxation year, subject to detailed provisions of the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Common Shares by a Canadian Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends received or deemed to have been received by it on such Common Shares.  Similar rules may apply where a Canadian Holder that is a corporation is a member of a partnership or beneficiary of a trust that owns Common Shares or where a partnership or trust of which a corporation is a member or a beneficiary is a member of a partnership or a beneficiary of a trust that owns Common Shares.  Canadian Holders to whom these rules could potentially apply should consult their own tax advisors in this regard.

Capital gains realized by Canadian Holders who are individuals (other than certain trusts) may result in such Canadian Holders being liable for alternative minimum tax under the Tax Act.  Canadian Holders that are individuals should consult their own tax advisors in this regard.

Additional Refundable Tax

A Canadian Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax of 6 2/3% on its “aggregate investment income” (as defined in the Tax Act) for the year, including taxable capital gains realized on the disposition of Common Shares as well as dividends received or deemed to have been received on Common Shares (other than dividends that are deductible in computing such Canadian Holder’s taxable income).

Holders Resident in the United States

The following portion of this summary is generally applicable to Holders who: (i) are not and have never been residents or deemed residents of Canada for the purposes of the Tax Act; (ii) are residents of the United States for the purposes of, and are entitled to full benefits under, the Convention and the Protocol; (iii) hold their Common Shares as capital property, and (iv) do not use or hold the Common Shares in connection with carrying on a business in Canada (each a “United States Holder”).  This summary does not apply to a United States Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere and such holders should consult their own tax advisers.

Dividends

Dividends paid or credited or deemed under the Tax Act to be paid or credited to a United States Holder will generally be subject to Canadian withholding tax at the rate of 15%.  This rate is reduced to 5% in the case of a United States Holder that is a corporation that beneficially owns at least 10% of the voting stock of the Company.

Taxable Capital Gains and Losses

A United States Holder will not be subject to tax under the Tax Act in respect of any capital gain arising on a disposition or deemed disposition of Common Shares unless they constitute “taxable Canadian property” of the United States Holder within the meaning of the Tax Act and the United States Holder is not otherwise entitled to an exemption under the Convention.  Generally, Common Shares will not constitute taxable Canadian property of a United States Holder provided that: (i) the Common Shares are listed on a designated stock exchange (which currently includes the TSX) for the purposes of the Tax Act at the time of disposition; (ii) at no time during the 60 month period immediately preceding the disposition of the Common Shares were 25% or more of the issued shares of any class or series of the capital stock of the Company owned by the United States Holder, by persons with whom the United States Holder did not deal at arm’s length, or by the United States Holder together with such persons, and (iii) the Common Shares are not otherwise deemed under the Tax Act to be taxable Canadian property.

A disposition or deemed disposition of Common Shares by a United States Holder whose Common Shares are taxable Canadian property and who is not entitled to an exemption under the Convention will give rise to a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition, less the reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Shares to the United States Holder at the time of the actual or deemed disposition.  Generally, the adjusted cost base to a United States Holder of each Common Share acquired on the exercise of a Warrant will be averaged with the adjusted cost base to such United States Holder of all of the other Common Shares owned by such United States Holder immediately before that time.  Generally, one-half of any capital gain realized by a United States Holder on a disposition of a Common Share will be required to be included in income as a taxable capital gain and taxed at applicable Canadian tax rates.  One-half of any capital loss realized by a United States Holder on a disposition of a Common Share will be deductible, subject to certain limitations, against taxable capital gains in the year of disposition or the three preceding years or any subsequent year in accordance with the detailed provisions in the Tax Act.  United States Holders to whom these rules may be relevant should consult their own tax advisors in this regard.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material anticipated U.S. federal income tax consequences to a United States Holder (as defined below) arising from and relating to the acquisition of Common Shares received on the exercise of Warrants under this prospectus supplement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a United States Holder as a result of the acquisition of Common Shares received on the exercise of Warrants. In addition, this summary does not take into account the individual facts and circumstances of any particular United States Holder that may affect the U.S. federal income tax consequences to such United States Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any United States Holder. Each United States Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition of Common Shares received on the exercise of Warrants.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition of Common Shares received on the exercise of Warrants. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the current provisions of the Convention, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this prospectus supplement. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

United States Holders

For purposes of this summary, a “United States Holder” is a beneficial owner of Warrants or Common Shares received on exercise of Warrants that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state in the U.S., or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

United States Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences applicable to United States Holders that are subject to special provisions under the Code, including the following United States

Holders: (a) United States Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) United States Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) United States Holders that are dealers in securities or currencies or United States Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) United States Holders that have a “functional currency” other than the U.S. dollar; (e) United States Holders that are liable for the alternative minimum tax under the Code; (f) United States Holders that own Units, Warrants, or Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) United States Holders that received Units, Warrants, or Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) United States Holders that hold Units, Warrants, or Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; (i) U.S.  expatriates or former longer-term residents of the U.S. or (j) United States Holders that own (directly, indirectly, or constructively) 10% or more of the total combined voting power of the outstanding shares of the Company. United States Holders that are subject to special provisions under the Code, including United States Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition of Common Shares received on the exercise of Warrants.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Warrants or Common Shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition of Common Shares received on the exercise of Warrants.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to United States Holders of the acquisition of Common Shares received on the exercise of Warrants. Each United States Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition of Common Shares received on the exercise of Warrants.

U.S. Federal Income Tax Consequences of the Exercise of Warrants

A United States Holder should not recognize gain or loss on the exercise of a Warrant and related receipt of a Common Share. A United States Holder’s initial tax basis in the Common Share received on the exercise of a Warrant should be equal to the sum of (a) such United States Holder’s tax basis in such Warrant plus (b) the exercise price paid by such United States Holder on the exercise of such Warrant. If, as anticipated, the Company is a passive foreign investment company or “PFIC”, as discussed below, a United States Holder’s holding period for the Common Share received on the exercise of a Warrant should begin on the date that such U.S. Holder acquired its Warrant.

Special Rules that Apply to United States Holders

If the Company is a “passive foreign investment company” (as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to United States Holders of the acquisition, ownership, and disposition of Common Shares.

Passive Foreign Investment Company

The Company generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) on average, 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a

“related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, if the Company is a PFIC and owns shares of another foreign corporation that also is a PFIC, under certain indirect ownership rules, a disposition of the shares of such other foreign corporation or a distribution received from such other foreign corporation generally will be treated as an indirect disposition by a United States Holder or an indirect distribution received by a United States Holder, subject to the rules of Section 1291 of the Code discussed below. To the extent that gain recognized on the actual disposition by a United States Holder of the Common Shares or income recognized by a United States Holder on an actual distribution received on the Common Shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

Due to the nature of the Company’s assets and the income that it expects to generate, the Company believes itself to be a PFIC and it expects to be a PFIC for all taxable years prior to the time the Dolores project is in commercial production. The Company believes that its non-U.S. subsidiaries, each of which will be treated as a separate corporation for U.S. federal income tax purposes, are also PFICs.  It is possible that the Company and its non-U.S. subsidiaries will cease to be PFICs in a future taxable year when the Dolores project is in commercial production.  It is also possible that less than all of these entities will cease to be PFICs in a future taxable year, while the others continue to be PFICs.  As discussed in more detail below, if a U.S. Holder has not made QEF elections or mark-to-market elections (as applicable, as discussed below) with respect to the Company and each of its non-U.S. subsidiaries, even if the Company and its non-U.S. subsidiaries cease to be PFICs in a future taxable year, they will continue to be PFICs with respect to such U.S. Holder.

The determination of whether the Company or a non-U.S. subsidiary will be a PFIC for each taxable year will depend, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company or a non-U.S. subsidiary will be a PFIC for each taxable year will depend on the assets and income of the Company and such non-U.S. subsidiary over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this prospectus supplement.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company or a non-U.S. subsidiary concerning its PFIC status.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding whether the Company and its non-U.S. subsidiaries will qualify as PFICs for the current taxable year and in subsequent taxable years.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a United States Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such United States Holder makes certain elections described below. A United States Holder that does not make any of the elections described below will be subject to the default PFIC rules discussed immediately below and will be referred to in this summary as a “Non-Electing United States Holder.”

A Non-Electing United States Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution paid on the Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a United States Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any excess distribution paid on the Common Shares, must be ratably allocated to each day in a Non-Electing United States Holder’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing United  States Holder’s holding period for the Common Shares (other than years prior to the first taxable year of the Company beginning after December 31, 1986 for which the Company was not a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing United States Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing United States Holder that is not a Company must treat any such interest paid as “personal interest,” which is not deductible. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing United States Holder’s holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If the Company is a PFIC for any taxable year during which a Non-Electing United States Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing United States Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years. A Non-Electing United States Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on the last day of the last taxable year for which the Company was a PFIC.

Elections

Rather than being subject to the default PFIC rules described above, a United States Holder of Common Shares generally may either (i) make a “qualified electing fund” election under section 1295 of the Code (a “QEF Election”), to be taxed currently on such United States Holder’s pro rata portion of the Company’s income and gain, whether or not such income or gain is distributed in the form of distributions on the Common Shares or otherwise, or (ii) make a “mark-to-market” election under section 1296 of the Code (a “Mark-to-Market Election”) and thereby agree, for the year of the election and each subsequent taxable year, to recognize ordinary gain or ordinary loss (limited to the amount of prior ordinary gain), based on the increase or decrease in market value of the Common Shares for such taxable year.  The United States Holder’s basis in the Company’s Common Shares generally would be adjusted to reflect any such income or loss amounts.

However, under Treasury Regulations, if a United States Holder holds an option, Warrant or other right to acquire stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired upon exercise of such option, Warrant or other right shall include the period that the option, Warrant or other right was held. Thus, United States Holders will be treated as having held Common Shares received on exercise of Warrants for the entire period during which the Warrants were held.   In order to be effective with respect to the Common Shares, a QEF Election would have to be made for the first year in which the United States Holder’s holding period for the shares begins, but under applicable rules, a United States Holder will not be able to make a QEF Election that would apply to a Warrant or the Common Shares that may be received on exercise of a Warrant.  The general effect of these rules is that (a) under the special taxation rules for PFICs discussed above, excess distributions and gains realized on the disposition of Common Shares received upon exercise of Warrants will be spread over the entire holding period for the Warrants and the Common Shares received on their exercise and (b) even if a United States Holder makes a QEF Election upon exercise of Warrants and receipt of the Common Shares, that election generally will not be a timely and effective QEF Election with respect to the Common Shares received on exercise. Thus, the special taxation rules and applicable interest charge with respect to PFICs discussed above will continue to apply. However, a United States Holder receiving Common Shares upon exercise of a Warrant generally will be eligible to make an effective QEF Election as of the first day of the taxable year of such United States Holder beginning after the receipt of such Common Shares if such United States Holder also makes an election to recognize gain (which will be taxed under the PFIC rules described above) as if such Common Shares were sold on such date at fair market value. In addition, under the Treasury Regulations, a disposition, other than by exercise, of a Warrant generally will be subject to the special taxation rules for PFICs discussed above.

A United States Holder of Common Shares may make a Mark-to-Market Election only if the Common Shares are marketable stock.  The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (i) a national securities exchange that is registered with the Securities and Exchange Commission, (ii) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934 or (iii) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (x) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (y) the rules of such foreign exchange ensure active trading of listed stocks. Any mark-to-market election made by a United States Holder for any Common Shares acquired directly in the Unit Offering or otherwise will also apply to such United States Holder’s Common Shares received on exercise of the Warrants and any such Common Shares received will automatically be marked-to-market in the year of exercise. Because of the rules which treat holders of Warrants as holding Common Shares received on exercise for the period during which they held the Warrants, however, a United States Holder will be treated as making a Mark-to-Market Election after the beginning of such United States Holder’s holding period for the Common Shares. Since the United States Holder also is not treated as having made a timely QEF Election under these same rules, the tax regime and interest charge of Section 1291 described above will apply to dispositions of and distributions on the Common Shares received on exercise of Warrants during the year in which the Mark-to-Market Election is made.  United States Holders should consult their own tax advisors with respect to the Mark-to-Market Election.

In order for a United States Holder of Common Shares to be able to make a QEF Election, the Company also would have to provide certain information regarding such United States Holder’s pro rata share of the Company’s ordinary earnings and net capital gain.  In the event the Company is or becomes a PFIC, the Company intends to supply Electing U.S. Holders with the information necessary to report their interests in the Company (other than interests in the Company represented by Warrants) and its non-U.S subsidiaries as investments in QEFs.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a United States Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a United States Holder may vary based on the manner in which Common Shares are transferred.

Certain additional adverse rules will apply with respect to a United States Holder if the Company is a PFIC, regardless of whether such United States Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a United States Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

The PFIC rules are complex, and each United States Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Distributions on Common Shares

The discussion under this heading is subject in its entirety to the PFIC rules discussed above.

General Taxation of Distributions

Subject to the “passive foreign investment company” rules discussed below, a United States Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a United States Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at “Disposition of Common Shares” below). Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction” generally allowed to U.S. corporations for dividends received from other U.S. corporations.

Reduced Tax Rates for Certain Dividends

For taxable years beginning before January 1, 2011, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the United States Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such United States Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (b) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (as defined above) for the taxable year during which the Company pays a dividend or for the preceding taxable year.

As discussed in more detail above, based on current business plans and available financial information, the Company anticipates that it may qualify as a “passive foreign investment company” for the taxable year ending December 31, 2008 and subsequent taxable years, depending on the assets and income of the Company over the course of the taxable year ending December 31, 2008. Accordingly, there can be no assurances that the Company will be a QFC for the current or any future taxable year or that the Company will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

If the Company is not a QFC, a dividend paid by the Company to a United States Holder, including a United States Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each United States Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a United States Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A United States Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a United States Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Disposition of Common Shares

A United States Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such United States Holder’s tax basis in the Common Shares sold or otherwise disposed of. Subject to the “passive foreign investment company” rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. Gain or loss recognized by a United States Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in Canada and is resourced as “foreign source” under the Canada-U.S. Tax Convention and such United States Holder elects to treat such gain or loss as “foreign source.” (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gains of a United States Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a United States Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit

A United States Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends received on the Common Shares generally will be entitled, at the election of such United States Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a United States Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a United States Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a United States Holder during a taxable year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a United States Holder’s U.S. federal income tax liability that such United States Holder’s “foreign source” taxable income bears to such United States Holder’s worldwide taxable income. In applying this limitation, a United States Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Dividends received on the Common Shares generally will constitute “foreign source” income and generally will be categorized as “passive income.” The foreign tax credit rules are complex, and each United States Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a United States Holder (a) fails to furnish such United States Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such United States Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such United States Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such United States Holder that it is subject to backup withholding tax. However, United States Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a United States Holder’s U.S. federal income tax liability, if any, or will be refunded, if such United States Holder furnishes required information to the IRS. Each United States Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Information Filing Required by Certain United States Holders

A United States Holder may be required to file Form 926 with the IRS if (a) immediately after the exercise of the Warrants, such United States Holder owns, directly or indirectly, at least 10% of the total voting power or the total value of the outstanding shares of the Company or (b) the exercise price of the Warrants, when aggregated with all other transfers of cash by such United States Holder (or any person related to such United States Holder) to the Company within the preceding 12 month period, exceeds U.S.$100,000. A United States Holder that fails to properly and timely file Form 926 with the IRS generally will be subject to a penalty equal to 10% of the amount of cash transferred to the Company (subject to a maximum penalty of U.S.$100,000, unless the failure to file is due to intentional disregard). The Form 926 filing requirement is subject to numerous limitations and exceptions, and each United States Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting requirements that may apply with respect to the exercise of the Warrants.

LEGAL MATTERS

Certain legal matters relating to the offering of Common Shares on exercise of Warrants will be passed upon on behalf of the Company by Stikeman Elliott LLP, Vancouver, British Columbia and by Dorsey & Whitney LLP, Denver, Colorado and for the Underwriters by Blake, Cassels & Graydon LLP, Vancouver, British Columbia, with respect to Canadian legal matters and by Shearman & Sterling LLP, Toronto, Ontario, with respect to U.S. legal matters. At the date hereof, partners and associates of Stikeman Elliott LLP own, directly or indirectly, less than 1% of the securities of the Company or any associate or affiliate of the Company. At the date hereof, partners and associates of Blake, Cassels & Graydon LLP own, directly or indirectly, less than 1% of the securities of the Company or any associate or affiliate of the Company.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed, as of the date hereof, to be incorporated by reference into the accompanying short form base shelf prospectus solely for the purposes of this offering. Other documents are also incorporated, or are deemed to be incorporated, by reference into the accompanying short form base shelf prospectus, and reference should be made to the accompanying short form base shelf prospectus for full particulars thereof.

The following documents which have been filed by the Company with securities commissions or similar authorities in Canada, are also specifically incorporated by reference into, and form an integral part of, the accompanying short form base shelf prospectus, as supplemented by this prospectus supplement:

1.                                      the unaudited consolidated financial statements of the Company and the notes thereto for the nine month periods ended September 30, 2008 and 2007;

2.                                      the management’s discussion and analysis for the unaudited consolidated financial statements for the nine month periods ended September 30, 2008 and 2007;

3.                                      the material change report dated July 25, 2008 announcing a delay of the Company’s first gold and silver pour at its Dolores gold and silver mine in Chihuahua, Mexico;

4.                                      the management information circular for the annual general meeting of shareholders held on May 9, 2008, as filed on March 30, 2008;

5.                                      the audited consolidated financial statements of the Company and the notes thereto for the financial years ended December 31, 2007 and 2006, together with the report of the auditors thereon;

6.                                      the management’s discussion and analysis for the audited consolidated financial statements of the Company for the financial years ended December 31, 2007 and 2006;

7.                                      the annual information form of the Company for the year ended December 31, 2007, dated March 25, 2008; and

8.                                      the material change report dated February 14, 2008 announcing an updated economic forecast and independently prepared reserve estimate for its Dolores gold and silver mine in Chihuahua, Mexico.

Any documents of the type referred to above (including material change reports but excluding confidential material change reports), or other disclosure documents required to be incorporated by reference into a prospectus filed under National Instrument 44-101, which are subsequently filed by the Company with securities commissions or similar authorities in the relevant provinces or territories of Canada after the date of this prospectus supplement and until all of the Securities are sold shall be deemed to be incorporated by reference into this prospectus supplement. These documents are available through the internet on SEDAR at www.sedar.com. In addition, any report filed or furnished by us with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended, after the date of this prospectus supplement shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying short form base shelf prospectus and the registration statement of which this prospectus supplement and the accompanying short form base shelf prospectus form a part until all of the Units are sold.

Any statement contained in this prospectus supplement, the accompanying short form base shelf prospectus or in a document (or part thereof) incorporated by reference herein or therein, or deemed to be incorporated by reference herein or therein, shall be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained in this prospectus supplement or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this prospectus supplement or in the accompanying short form base shelf prospectus modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus supplement or the accompanying short form base shelf prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in the accompanying short form base shelf prospectus under “Documents Filed as Part of the Registration Statement,” (i) the underwriting agreement dated December 4, 2008 and (ii) the form of Warrant Indenture has been or will be filed with the SEC as part of the registration statement to which this prospectus supplement relates.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company’s directors and officers, and some of the experts named in this prospectus supplement and the accompanying short form base shelf prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws. The Company has been advised by its Canadian counsel, Stikeman Elliott  LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Company has also been advised by Stikeman Elliott LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

The Company filed with the SEC, concurrently with its registration statement on Form F-10 of which this prospectus supplement is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed DL Services Inc. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of the Securities under this prospectus supplement.

AUDITORS’ CONSENT

We have read the prospectus supplement of Minefinders Corporation Ltd. (the “Company”) dated December 4, 2008 relating to the issue of Common Shares. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus supplement of our report to the shareholders of the Company the Consolidated Balance Sheets of the Company as at December 31, 2007 and 2006 and the Consolidated Statements of Operations, Changes in Shareholders’ Equity, and Cash Flows for each of the years in the three-year period ended December 31, 2007. Our report is dated March 5, 2008.

“BDO Dunwoody LLP”

Chartered Accountants

Vancouver, British Columbia
December 4, 2008

A-1